UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-22684				Date examination completed:

July 31, 2024
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY X	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Daxor Corporation

4. Address of principal executive office (number, street, city, state, zip code):

109 Meco Lane, Oak Ridge, TN 37830

Management Statement Regarding Compliance with

Certain Provisions of the Investment Company Act of 1940

March 3, 2025

We, as members of management of Daxor Corporation, (the “Company”) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2024, and for the period from December 31, 2023 through July 31, 2024.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2024, and for the period from December 31, 2023 through July 31, 2024, with respect to securities reflected in the investment accounts of the Company.

Daxor Corporation

/s/ Michael Feldschuh
Michael Feldschuh
President and Chief Executive Officer

/s/ Robert J. Michel
Robert J. Michel
Chief Financial Officer
Chief Compliance Officer

Independent Public Accountant’s Report

To the Board of Directors and Shareholders of Daxor Corporation,

We have examined management of Daxor Corporation (the “Company”) assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Company complied with the requirements of subsections (b) and (c) of Rule 17f-2, under the Investment Company Act of 1940 (the “Act’’) (the “specified requirements”) as of July 31, 2024. Daxor Corporation’s management is responsible for its assertion. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of July 31, 2024, and with respect to the agreement of security purchases and sales, for the period from December 31, 2023 (the date of the last examination), through July 31, 2024:

●	Confirmation of all securities held by custodians in book entry form including UBS Financial Services Inc. and Continental Stock Transfer & Trust
●	Reconciliation of all such securities to the books and records of the Company and the custodians
●	Agreement of all security purchases and all security sales or maturities since the last report from the books and records of the Company to custodian confirmations

Our examination does not provide a legal determination on the Company’s compliance with the specified requirements.

In our opinion, management’s assertion that Daxor Corporation complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2024, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Daxor Corporation and the Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than the specified parties.

/s/ Bush & Associates CPA LLC

We have served as the Company’s auditor since 2024.

Henderson, Nevada

March 3, 2025

PCAOB ID Number 6797